

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4546

February 27, 2017

Mr. Duane A. Portwood
Chief Financial Officer
Akorn, Inc.
1925 W. Field Court, Suite 300
Lake Forest, IL 60045

> **Re: Akorn, Inc.**
> **Form 10-Q for Quarterly Period Ended September 30, 2016**
> **Filed November 3, 2016**
> **File No. 001-32360**

Dear Mr. Portwood:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Sharon M. Blume

                                        Sharon M. Blume
                                        Accounting Branch Chief
                                        Office of Healthcare and Insurance